

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 1, 2017

<u>Via E-Mail</u>
Brian Webb-Walsh
Executive Vice President and Chief Financial Officer
Conduent Inc.
100 Campus Drive
Suite 200
Florham Park, New Jersey 07932

      Re: Conduent Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed March 10, 2017
               File No. 1-37817

Dear Mr. Webb-Walsh:

We refer you to our comment letter dated August 7, 2017 regarding potential business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: J. Michael Peffer
       Executive Vice President,
       General Counsel and Secretary
       Conduent Inc.

       Barbara Jacobs
       Assistant Director